EXHIBIT


                                                         FOR IMMEDIATE RELEASE

                     P&G AND IAMS JOIN FOR BETTER PET HEALTH


     CINCINNATI AND DAYTON, OH, Aug. 11, 1999 - The Procter & Gamble Company (P&G) and The Iams Company today announced that P&G will purchase Iams for about $2.3 billion. Iams is a global leader in premium pet nutrition. Its Eukanuba and Iams brands of dog and cat food are sold in 77 countries.

     This is P&G's largest acquisition. The agreement is subject to U.S. and foreign pre-merger clearances.

     "Iams is a terrific business - strong innovation, leading brands, global growth, talented people," said Durk Jager, P&G's president and chief executive. "It fits well with P&G strengths, including expertise in health and nutrition. Iams will be an important contributor to accelerating our growth."

     Clay Mathile, chairman and owner of The Iams Company, said: "This is an exciting growth opportunity for our products and people because P&G understands and respects Iams' mission, which is to enhance the well being of dogs and cats. With P&G, we can further advance that mission around the world."

BUILDING BLOCK FOR GROWTH

     In June, P&G said acquisitions will be one "building block" in a total program to reach the company's Organization 2005 growth goals. Entering the global pet health and nutrition business, specifically with Iams, is a first step.

     In fact, the idea of entering global pet nutrition was spawned by P&G's new corporate new ventures (CNV) group. The group is charged with examining and pursuing new growth opportunities, which cut across or go beyond P&G's current businesses.

     "In our old structure, an idea like this would have been much more difficult to bring to life," Jager said. "In Organization 2005, it took just 60 days, from the time we first met with Iams management."

     The global pet food market is huge: $25 billion. The premium segment, which now represents 10 percent of the global market, is growing fastest. Iams is leading that growth. With annual sales of about $800 million, Iams has been growing an average of 16 percent annually for the past four years.

     At the same time, Iams' international sales represent only 30 percent of total revenues, even though two-thirds of the global pet nutrition market exists outside of North America. P&G intends to use its global scale and strong presence outside of the U.S. to drive growth, as it expands the Eukanuba and Iams brands internationally.

OUTSTANDING FIT

     P&G and Iams see this move as a tremendous opportunity to combine and capitalize on each organization's strengths. Specifically:

(bullet) Product innovation. Pet products based on superior nutritional science, targeted to specific health needs, are growing fast. Iams is already the best at this. P&G will bring its scientific expertise in nutrition, bone and tooth health, hygiene, hair and skin care. Together, this will lead to more health benefits for dogs and cats.

(bullet) Premium-performance, premium-priced products. This is P&G's strategy and Iams' heritage. Iams is the recognized leader in premium dog and cat nutrition. Both companies invest more than 2 percent of annual sales in R&D, far more than most competitors.

(bullet) Strong brands. Eukanuba and Iams are leading, trusted brands -- just like Tide, Vicks and Pantene.

(bullet) Distribution. Iams has built a strong foundation internationally. P&G's global scale and capability will fuel and sustain that growth.

P&G COMMITTED TO IAMS

     Iams employs 2100 people globally, including more than 700 in Ohio. Under P&G ownership, Iams headquarters will remain in Dayton for at least several years. The Paul F. Iams Technical Center is expected to remain in the Dayton area.

     In addition, Iams' manufacturing facilities in Ohio, Nebraska, North Carolina, South Dakota and the Netherlands will continue producing Eukanuba and Iams dog and cat foods.

     As part of P&G, Iams will join P&G's health care and corporate new ventures global business unit, which is led by Bruce L. Byrnes.

     P&G said its first order of business will be to learn the pet health and nutrition business first-hand, "from the experts." P&G said it expects the acquisition will be completed in about 30 days.

     For more than 50 years, The Iams Company has enhanced the health and well being of dogs and cats by providing world-class quality foods. For information on pet care and nutrition, call the Iams pet professionals at 1-800-863-4267, or visit Iams on the web at www.iams.com.

     P&G markets more than 300 brands to nearly five billion people in more than 140 countries. These brands include Crest, Pantene Pro-V, Pampers, Oil of Olay, Vicks and Pepto-Bismol. P&G has on-the-ground operations in 70 countries and employs more than 110,000 people. For fiscal year 1998-99, P&G sales were $38 billion. Visit P&G's website: www.pg.com.


                            #      #      #


Contacts:  Don Tassone, P&G, 513/945-8170
           Linda Ulrey, P&G, 513/983-8975
           Bryan Brown, Iams, 937/264-7416